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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission file number 333-77633

CAPITAL ENVIRONMENTAL RESOURCE INC.
(exact name of registrant as specified in the charter)

1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐                        No ☒

Attached hereto is a copy of the registrant's Notice of Annual Meeting and Proxy Statement (the "Proxy Statement") with respect to the registrant's Annual Meeting of Shareholders to be held on December 16, 2003.

Exhibit 99.1 —	Notice of Annual Meeting and Proxy Statement with respect to the Annual Meeting of Shareholders to be held on December 16, 2003.
Exhibit 99.2 —	Corrigendum to Proxy Statement

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL ENVIRONMENTAL RESOURCE INC.
Date: December 2, 2003	By:	/s/ THOMAS E. DURKIN, III Thomas E. Durkin, III Executive Vice-President and General Counsel

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SIGNATURES